COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

July 31, 2013

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, N E

Washington, DC 20549-4720

Re:	Responses to SEC review of March 31, 2012; April 30, 2012; May 31, 2012; July 31, 2012; August 31, 2012 and December 31, 2012 N-CSR and related filings for Columbia Funds Series Trust I

Dear Ms. Hatch,

This letter is in response to your comments provided telephonically on June 6, 2013 relating to the annual N-CSR and related filings for several series of Columbia Funds Series Trust I (the “Trust”) with fiscal years ending on March 31, 2012, April 30, 2012, May 31, 2012, July 31, 2012, August 31, 2012 and December 31, 2012. Your comments are set forth below and each is followed by our response.

1.	Exhibit 77B of the Trust’s August 31, 2012 N-SAR noted a deficiency in internal control over financial reporting and its operations for Active Portfolios Multi-Manager Alternative Strategies Fund (the “AS Fund”). Please explain the circumstances of this deficiency. In addition, please explain how the financial statements were adjusted, the dollar amount of the change and the impact to net asset value per share and shareholder transactions.

Response: The deficiency solely related to an erroneous adjustment during the financial statement preparation process. The adjustment was intended to convert the AS Fund’s accounting records, which are prepared on a “trade date +1” basis and are used for purposes of calculating net asset value per share, in accordance with Rule 2a-4(a)(2) under the Investment Company Act of 1940 to a “trade date” basis for financial statement purposes, in accordance with U.S. generally accepted accounting principles. The market value of a particular last day trade was reflected incorrectly in the draft financial statements. The error was noted and corrected in a subsequent draft and as such, the final issued financial statements reflect the correct net assets. As this was a financial statement adjustment only, there was no impact on reported net asset value per share or shareholder transactions during the period.

Management has since implemented enhanced controls around the recording and review of financial statement adjustments, including those relating to last day trades.

2.	As shown in the August 31, 2012 annual report for the AS Fund, the fund has outstanding credit default swap (“CDS”) contracts where it is selling protection. Please confirm whether the fund segregated liquid assets in an amount at least equal to the notional value of the CDS.

Responses to N-CSR Comments

July 31, 2013

Response: When a fund enters a CDS contract where it is selling protection, it segregates or “earmarks” cash or liquid assets or enters into offsetting positions, with a value equal to, or greater than, the full notional amount of the swap (net of any amounts owed to the fund).

3.	As shown in the August 31, 2012 annual report for the AS Fund, the fund engaged in total return swap contracts. Please explain how the fund covers these swaps?

Response: By their terms, these total return swaps are cash settled. The AS Fund segregates cash or liquid assets with a value at least equal to the net payable amount (i.e. the difference between the receivable and payable sides of the swap), minus any collateral on deposit in a tri-party collateral control account.

4.	Please explain why the Citigroup 3-month U.S. Treasury Bill Index is an appropriate broad-based index for the AS Fund.

Response: The AS Fund’s investment objective is to “seek capital appreciation with an emphasis on absolute (positive) returns”. While the AS Fund is a multi-asset class fund, investing in equity securities, fixed income securities and derivatives (long and short); it does not invest primarily for income or total return. As a result, we believe a cash benchmark, such as the Citigroup 3-month U.S. Treasury Bill Index, is an appropriate broad-based securities market index.

Note that the AS Fund is sub-advised by four third-party managers, two of which use a cash index for their proprietary funds that use the same strategy they manage for the AS Fund. In addition, based on a review of a peer universe for alternative strategy funds, approximately half of those funds use a cash index as the primary prospectus benchmark, including each of the funds that appear to be most similar to the AS Fund. Given the above, management does not believe that a more appropriate alternative index is currently available; however, management will consider adding a secondary benchmark in the future.

5.	At August 31, 2012, the AS Fund invested 26.6% of its net assets in Columbia Short-Term Cash Fund (the “Cash Fund”). The Fee Table included in the AS Fund’s January 1, 2013 Prospectus does not include a separate line item to disclose the impact of acquired fund fees and expenses. Please explain why this line item is not included.

Response: The Cash Fund is a money market fund which is used primarily by affiliated funds as an investment vehicle for overnight cash balances and/or as collateral for various obligations. The Cash Fund does not have a management fee, and its expenses normally round to less than 0.01%. As a result, a line item for acquired fund fees and expenses is not included in the Fee Table of the AS Fund pursuant to Form N-1A Item 3, Instruction 3(f).

6.	In the Financial Highlights for the AS Fund, four expense ratio line items were displayed to show the gross and net expense ratios with and without the impact of dividend and interest expense on securities sold short. Going forward, consider presenting only two expense ratio line items, with the impact of dividend and interest expense on securities sold short included as a footnote.

Responses to N-CSR Comments

July 31, 2013

Response: During 2012, the SEC staff provided a similar comment relating to the impact of interest expense from line of credit borrowings. In response to that comment, effective with the November 30, 2012 reporting period, affected funds modified their Financial Highlights format to present two expense ratios with supplemental footnote disclosure of interest expense and/or short sales expense. The AS Fund’s February 28, 2013 semiannual shareholder report reflects this change (gross and net expenses, along with footnote (e)):

Class A	Six Months Ended February 28, 2013 (Unaudited)		Year Ended August 31, 2012(a)
Ratios to average net assets(b)(c)
Total gross expenses	1.72	%(d)(e)	1.73	%(d)(e)

Total net expenses(f)	1.67	%(d)(e)	1.63	%(d)(e)

Net investment income	0.33	%(d)	0.31	%(d)

Supplemental data
Net assets, end of period (in thousands)	$559,702		$476,520

Portfolio turnover	106%		141%

Notes to Financial Highlights

(a)	For the period from April 23, 2012 (commencement of operations) to August 31, 2012.
(b)	In addition to the fees and expenses which the Fund bears directly, the Fund indirectly bears a pro rata share of the fees and expenses of the acquired funds in which it invests. Such indirect expenses are not included in the reported expense ratios.
(c)	Certain line items from prior years have been reclassified to conform to the current presentation.
(d)	Annualized.
(e)	Ratios include dividends and interest on securities sold short. If dividends and interest on securities sold short had been excluded, expenses would have been lower by 0.17% for the six months ended February 28, 2013 and 0.13% for the year ended August 31, 2012.
(f)	Total net expenses include the impact of certain waivers/reimbursements made by the Investment Manager and certain of its affiliates, if applicable.

7.	In the April 30, 2012 shareholder report for Columbia Bond Fund (the “Bond Fund”), the Statement of Operations indicates the Bond Fund’s performance may have been significantly impacted by investments in futures and swaps; however, Management’s Discussion of Fund Performance (“MDFP”) did not describe the impact of derivatives on the Bond Fund’s performance. Please ensure that the impact of derivatives on performance, if significant, is discussed going forward. Refer to the SEC’s letter from Barry Miller to the ICI dated July 30, 2010 for reference.

Response: While management does not employ a specific quantitative trigger for evaluating the impact of derivatives on performance, we note that the realized and unrealized gain/loss attributable to futures and swaps represented less than 1.5% of the Bond Fund’s net assets as of April 30, 2012. Notwithstanding the foregoing, in response to your comment, where management believes that the impact of derivatives on the performance of a Fund is significant, it will describe that impact in the Fund’s MDFP.

8.

In the July 31, 2012 annual shareholder report for Columbia Tax-Exempt Fund (the “Tax-Exempt Fund), the Notes to Financials state the Fund holds Tender Option Bonds (“TOB”) and “the bonds held by the trust serve as collateral for the short-term floating rate notes outstanding.” The SEC staff position is that a TOB arrangement involves the issuance of a senior security by a fund under Section 18 of the Investment Company Act of 1940, unless the fund segregates unencumbered liquid assets (other than the bonds deposited into the TOB

Responses to N-CSR Comments

July 31, 2013

trust) with a value at least equal to the amount of the floaters plus accrued interest, if any. Please explain the Tax-Exempt Fund’s segregation policy.

Response: The Tax-Exempt Fund’s policy is to determine the amount of unencumbered liquid assets available for segregation on a daily basis. Such amount is segregated as collateral for applicable transactions, including TOBs, and is compared to the Fund’s aggregate segregation needs to ensure the amount available is sufficient. The Fund’s policy is to ‘soft segregate’ all available unencumbered liquid assets.

9.	In the April 30, 2012 shareholder report for Columbia Corporate Income Fund (the “Income Fund”), the Statement of Operations reflects a net change in appreciation (depreciation) on swap contracts of ($130,048) for the period from April 1, 2012 through April 30, 2012. The derivatives footnote does not reflect any volume activity, realized or unrealized gain/loss on swap contracts for that period. Please explain.

Response: The Income Fund has an immaterial outstanding claim (representing approximately 0.01% of net assets) for CDS contracts that were due to settle with Lehman as the counterparty. The fair value of the claim is adjusted periodically and reported as follows for financial statement purposes:

•	Statement of Assets and Liabilities - included in other assets

•

Statement of Assets and Liabilities - under the components of net assets, the difference between the original CDS settlement and current fair value is included in “unrealized appreciation (depreciation) on swap contracts”

•	Statement of Operations - the change in fair value during the reporting period is included in “net change in unrealized appreciation (depreciation) on swap contracts”

The claim is not included in the Portfolio of Investments or derivatives tables in the Notes to Financial Statements, which only reflect open swap contracts and other derivatives.

Note that other assets decreased from $286,105 at March 31, 2012 to $156,057 as of April 30, 2012. The decrease of ($130,048) equals the net change in unrealized appreciation/depreciation shown on the Statement of Operations for the period ended April 30, 2012. There was no swap activity during the period ended April 30, 2012.

10.	In the March 31, 2012 shareholder report for the Income Fund, the net change in unrealized appreciation/depreciation on swaps contracts as shown in the Statement of Operations does not agree to the amount shown in the derivatives table in the Notes to Financial Statements. Please explain.

Response: As discussed in our response to question 9. above, the net change in unrealized appreciation (depreciation) on swap contracts in the Statement of Operations includes the change in value of the outstanding CDS claim, while the Notes to Financial Statements do not. The amounts reconcile as follows:

Net change in unrealized appreciation (depreciation) on swap contracts for the year ended March 31, 2012:

Responses to N-CSR Comments

July 31, 2013

Statement of Operations	$54,278
Notes to Financial Statements	$22,489

Difference	$31,789

The difference of $31,789 represents the change in fair value of the CDS claim during the reporting period.

11.	Similar to question 7. above, in the April 30, 2012 shareholder report for Columbia Intermediate Bond Fund (the “Intermediate Fund”), the Statement of Operations indicates the Bond Fund’s performance was significantly impacted by investments in futures and swaps; however, MDFP did not describe the impact of derivatives on the Bond Fund’s performance. Please ensure that the impact of derivatives on performance, if material, is discussed going forward. Refer to the SEC’s letter from Barry Miller to the ICI dated July 30, 2010 for reference.

Response: While management does not employ a specific quantitative trigger for evaluating the impact of derivatives on performance, we note that the realized and unrealized gain/loss attributable to futures and swaps represented less than 3.0% of the Intermediate Fund’s net assets as of April 30, 2012. Notwithstanding the foregoing, in response to your comment, where management believes that the impact of derivatives on the performance of a Fund is significant, it will describe that impact in the Fund’s MDFP.

12.	Please confirm whether the Intermediate Fund had sell protection CDS contracts outstanding at as of April 30, 2012. The Portfolio of Investments does not include any outstanding sell protection CDS contracts; however the Notes to Financials disclose $378,309 in premiums received on outstanding credit default swap contracts.

Response: The Intermediate Fund only had buy protection CDS contracts outstanding at April 30, 2012. It is possible to receive money when purchasing protection, depending whether the contract is “in the money” or “out of the money” at the time the trade is executed. The amount noted as premiums received represents the Intermediate Fund’s up-front payments received. The Intermediate Fund treats any money movement upon opening the CDS contract as fee or premium, regardless of whether the CDS contract is to purchase or sell protection. The up-front fee is then amortized into realized gain/loss over the life of the related CDS contracts.

We hope that these responses adequately address staff comments. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Responses to N-CSR Comments

July 31, 2013

If you have further questions or comments, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary